VIA FACSIMILE
									September 12, 2005

Stanley Major
Major Creations Inc.
57113, 2020 Sherwood Drive,
Sherwood Park, AB, Canada, T8A 5L7

Re: 	Major Creations Inc.
	Form SB-2
	Amended August 15, 2005
	File Nos. 333-122870

Dear Mr. Major:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file a redlined version of your next amendment that tracks changes from the current amendment.

Risk Factors, page 5

2. It appears that your assets are located in Canada, as well as your executive officers and directors. Please provide appropriate disclosure regarding the difficulty that U.S. investors might have enforcing liabilities under the U.S. securities and bankruptcy laws.

3. Please add a risk factor addressing the risks associated with the costs of being a publicly reporting company in the United States.

Item 8. Plan of Distribution, page 10

4. Supplementally confirm your awareness that prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements form the NASD Corporate Finance Department.

Competition and Competitive Strategy, page 15

5. Because you are unable to locate any other companies conducting your specific business, we do not understand your statement that you face the challenge of establishing yourself as "a credible participant in an already existing industry." Please clarify for investors what industry you are attempting to enter. It appears that you are creating a niche market for accessorizing tractors rather than competing against sellers of new lawn and garden tractors.

Employees, page 16

6. We partially reissue comment 14 of our March 16, 2005 letter.
Please clarify what level of training and consultation is anticipated since you have allocated offering proceeds to this end.
Additionally,
please clarify Stanley Major`s experience with the manufacturing process contemplated by your business plan, if any.

Item 17. Plan of Operation, page 17

7. Please disclose what kinds of promotional items have been purchased and their costs.

Expenditures, page 18

8. Please elaborate on your web site development plans. What specifically are the designated funds intended for? Will you pay to have your site listed on search engines, etc.?

Signatures

9. We note your supplemental response to comment 22 of our March
16,
2005 letter. However, Form SB-2 requires you to identify the principal financial officer as well as the principal accounting officer or controller. If one person is serving in both capacities, please identify this person as principal financial officer and principal accounting officer or controller. Please refer to Instruction 1 for signatures on Form SB-2 and revise the signature page.

Exhibit 5.1 - Legal Opinion

10. Please have counsel revise to include the registration statement file number.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

     Please contact Craig Slivka, Staff Attorney, at (202) 551-
3729,
or in his absence Lesli Sheppard, Senior Staff Attorney, at (202)
551-
3708, with any questions.

     						Sincerely,


      				Pamela A. Long
      				Assistant Director


cc:	W. Scott Lawler, Esq.
      1530-9 Avenue SE
      Calgary, AB T2G 0T7
	(403) 272-3620
??

??

??

??

Stanley Major
Major Creations Inc.
Page 1 of 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE